Exhibit 99.1

WiLAN CEO Jim Skippen Named 2011 Canadian Technology Stock Executive of the Year
Skippen chosen by panel of technology analysts and online people’s choice vote

OTTAWA, Canada – December 21, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that Jim Skippen, Chairman & CEO was named Canadian Tech Stock Executive of the Year in the second annual Cantech Letter Awards.

The award winner is determined with input from a panel of technology analysts and an online people’s choice vote.  Mr. Skippen was the top choice with both the panel of technology analysts and online voters.

“WiLAN’s Board of Directors wants to congratulate Jim on winning this prestigious award,” said Rick Shorkey, Lead Independent Director.  “Jim has grown revenues and profits significantly over his past five years with the company.  He has transformed the company from a small financially-challenged microcap into one of Canada’s ten most valuable public technology companies.  WiLAN has achieved remarkable operational and financial success over the past five years under Jim’s leadership and we are happy to see his accomplishments and commitment recognized.”

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 3000 issued or pending patents.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes
Director, Marketing & Communications
O: 613.688.4897
C: 613.898.6781
E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

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